Foresight Funds, Inc.
Meeting of the Board of Directors
December 31, 2007
Meeting Minutes

A teleconference was initiated by Michael Bissell, President and Chairman of the Board of Foresight Funds, Inc. on December 31, 2007. Also present on the teleconference were Rebecca Leita and Herbert Leita, the two independent directors of the Fund, and Hilda Bissell, the Fund's Secretary and Chief Compliance Officer. Michael Bissell called the meeting to order and the following items were discussed:


1. Michael Bissell proposed that the Fund renew its fidelity bond with National Union in the amount of $75,000 which would cover assets of up to $1.0 million. Michael Bissell then called for a vote on approval for the renewal of the fidelity bond. Three votes were cast in favor of the renewal with none opposed.

(Items 2. through 5. have been removed from this electonic copy of minutes)


I certify that the above is a true and correct recording of the above resolution of the Board of Directors of Foresight Funds, Inc. held on December 31, 2007.


/S/ Michael M. Bissell
-----------------------

Michael M. Bissell
President and Chairman of the Board
Foresight Funds, Inc.